Filed Pursuant to Rule 433
Registration No. 333-207092

FINAL TERM SHEET

AMÉRICA MÓVIL, S.A.B. de C.V.

€850,000,000 1.500% Senior Notes due 2024 (“2024 Notes”)

€650,000,000 2.125% Senior Notes due 2028 (“2028 Notes”)

March 7, 2016

Issuer:	América Móvil, S.A.B. de C.V.

2024 Notes

Title of Securities:	1.500% Senior Notes due 2024

Aggregate Principal Amount:	€850,000,000

Price to Public:	99.530% of principal amount, plus accrued interest, if any, from March 10, 2016

Maturity Date:	March 10, 2024

Coupon:	1.500% per year

Optional Redemption:	Make-whole call at Bund Rate plus 25 basis points

Yield to Maturity:	1.563% (annualized)

Benchmark Instrument:	1.750% DBR due February 15, 2024

Benchmark Yield:	-0.059%

Mid-Swaps Yield:	0.363%

Spread to Benchmark:	+ 162.2 basis points

Spread to Mid-Swaps:	+ 120 basis points

Minimum Denomination:	€100,000 and multiples of €1,000 in excess thereof

ISIN:	XS1379122101

Common Code:	137912210

Interest Payment Dates:	March 10 of each year, commencing on March 10, 2017

2028 Notes

Title of Securities:	2.125% Senior Notes due 2028

Aggregate Principal Amount:	€650,000,000

Price to Public:	98.461% of principal amount, plus accrued interest, if any, from March 10, 2016

Maturity Date:	March 10, 2028

Coupon:	2.125% per year

Optional Redemption:	Make-whole call at Bund Rate plus 30 basis points

Yield to Maturity:	2.273% (annualized)

Benchmark Instrument:	0.500% DBR due February 15, 2026

Benchmark Yield:	0.227%

Mid-Swaps Yield:	0.773%

Spread to Benchmark:	+ 204.6 basis points

Spread to Mid-Swaps:	+ 150 basis points

Minimum Denomination:	€100,000 and multiples of €1,000 in excess thereof

ISIN:	XS1379122523

Common Code:	137912252

Interest Payment Dates:	March 10 of each year, commencing on March 10, 2017

Other Information

Offering Format:	SEC Registered

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Trade Date:	March 7, 2016

Settlement Date:	March 10, 2016 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Limited HSBC Securities (USA) Inc. Société Générale

Co-Managers:	Barclays Bank PLC Crédit Agricole Corporate and Investment Bank Merrill Lynch International Morgan Stanley & Co. International plc

Expected Ratings:	A2 (Moody’s) / A- (S&P) / A (Fitch)

Listing:	Application will be made to admit the Notes to listing on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (“SEC”) by means of a registration statement on Form F-3 (Registration No. 333-207092).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at +1-800-831-9146, HSBC Securities (USA) Inc. toll-free at +1-866-811-8049 or Société Générale toll-free at +1-855-881-2108 or collect at +44-20-7676-7926.